October 27, 2006

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

> **Re: Brookshire Raw Materials (U.S.) Trust**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 2, 2006**
> **File No. 333-136879**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 1; however, your arguments focus on the practical efficiencies of your structure rather than the status of each series as a separate issuer. Please provide a more detailed analysis of why the series do not meet the definition of "issuer" in Section 2(a)(4) of the Securities Act.

2.   We have reviewed your response to prior comment 3. Your response indicates that an example of why subscriptions may be rejected would be in order to comply with anti-money laundering laws. This does not address our question of

why the Managing Owner may reject subscriptions for "no reason." It appears that this discretion could permit the Managing Owner to reject all subscriptions from all potential investors at any given time, effectively suspending the offering. Please tell us how suspension of the offering in this manner would be consistent with a continuous offering.

Cover Page

3. We note your response to prior comment 8; however, the text on the cover page remains dense and difficult to read. The cover page continues to contain information that is not required by Item 501 of Regulation S-K and is not key to an investment decision. The cover page also includes some repetitive disclosure. For example, much of the information found in the footnotes appears elsewhere on the cover page. Please further revise to limit the information on the cover page.

4. Please disclose the identity of the escrow agent on the cover page. We refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary of the Prospectus

5. We have reviewed your revisions in response to prior comment 12, and we re-issue the comment. It does not appear that the summary section is any shorter or less detailed than in your initial filing. Please revise so that the summary section is a snapshot of the funds and the proposed offering.

Selling Agents, page 8

6. We have reviewed your revisions in response to prior comment 17. It is not clear how the trailing commissions and subscription fees differ in that they both appear to be paid in connection with the sale of units to investors. Please provide additional disclosure regarding the services that are performed on an annual basis in return for the annual trailing commissions.

Risk Factors, page 18

7. We have reviewed your response to prior comment 24, and we re-issue the comment. We are unable to locate risk factors that pertain to the underlying futures contracts that the funds will be purchasing. For example, please discuss the risks that are particular to investing in agricultural, metals and energy commodities. In addition, to the extent that you discuss the significant weighting of certain commodities such as crude oil and Brent crude oil, please discuss the substantial recent volatility of these contracts.

<u>There may be a restrictive effect on the Funds due to speculative position limits, page 21</u>

8.   We have reviewed your response to prior comment 29. Please revise the risk factor to make clear that, if the maximum offering of each fund is sold, the Managing Owner may hit the position limits imposed by the exchanges. Please expand the risk factor to discuss how the funds would respond in such a situation. For example, if it would purchase forward contracts instead of futures contracts, please disclose the effect this would have on the fund's liquidity, especially in light of its daily sales and redemptions.

9.   We note your statement that "it is also possible, although unlikely, that all accounts traded through each Fund's FCM could be aggregated for purposes of determining compliance with speculative position limits." Please tell us why these accounts may be aggregated and why you believe that this outcome is unlikely.

<u>Conflicts of interest exist in the structure and operation of the Trust…, page 23</u>

10.   Please revise this risk factor to discuss the fact that the Managing Owner is also operating a private fund that will take the same positions as the public Core Fund and the potential conflicts that may result from its management of both funds.

<u>The Trust or a specific Fund could terminate before you achieve…, page 25</u>

11.   We have reviewed your revisions in response to prior comment 34. Please explain in more detail, and quantify if possible, the level of losses that may make it "unreasonable or imprudent" for the funds to continue.

<u>Each Fund will have potential indemnification obligations, page 26</u>

12.   We have reviewed your revisions in response to prior comment 35, and we re-issue the comment. The additional text that was added to the risk factor does not appear to address the question of the identity of "other contractors" retained by the Fund. Please revise accordingly.

<u>Breakeven Analysis, page 31</u>

13.   We have reviewed your response to prior comment 54. Please tell us why you believe it is appropriate to assume that the funds will generate interest income equivalent to the 180-day Treasury bond rate in light of the fact that the funds will offer redemptions on a daily basis. It is not clear that holding 180-day Treasuries would provide sufficient liquidity for your redemption program. Specifically address why you are not using an assumed interest rate for a shorter-term bond.

Indices Performance Information, page 42

14. The graph on page 42 is difficult to read. Please provide tabular information regarding the performance of the indices. In addition, where you disclose largest peak-to-valley draw-downs please disclose the time period represented by each and whether any of the draw-downs are ongoing.

Legal Actions, page 49

15. We refer to your statement that you believe the Brookshire Entities "will prevail on the merits." This is a legal conclusion that the registrant is not qualified to make. Please remove this statement or indicate that the statement is based on advice from litigation counsel, identifying counsel. If you choose the latter option, please also file a consent from counsel with respect to this statement.

Other Private Accounts and Pools, page 51

16. We note your response to prior comment 42 and the additional disclosure clarifying that the Managing Owner is serving as the CTA of the private account. In light of the additional disclosure, please restore the disclosure regarding performance of the private account or tell us why it is appropriate to exclude it from your prospectus.

17. In your next amendment please provide the required performance data for the Private Fund which recently commenced operations.

Federal Income Tax Consequences

The Trust's Tax Status, page 85

18. Please revise to disclose counsel's opinion on the tax status of the trust. Currently, the disclosure addresses only the tax status of each fund.

Draft Legal Opinion

19. We note that the draft opinion specifically references Amendment 1 to the registration statement. Please be aware that the opinion will need to be updated to reflect future amendments or will need to be re-filed with each amendment. This comment also applies to the draft tax opinion.

Draft Tax Opinion

20.   Refer to the second paragraph of the opinion and the reference to "Certificate."
       Please provide a revised opinion to clarify that counsel relied only upon factual
       representations in the Certificate.

21.   The draft opinion is not consistent with the disclosure in your prospectus.
       Currently, the prospectus does not include an opinion on the tax status of the trust,
       but rather includes an opinion on the tax status of each individual fund. In
       addition, the disclosure in the prospectus does not address the likelihood that the
       Trust will be treated as a single partnership; rather, the prospectus states that it is
       possible the IRS could treat the trust as a single partnership. Please revise as
       appropriate to ensure consistency between the opinion and the prospectus.

                        *   *   *   *   *

       As appropriate, please amend your registration statement in response to our
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

       We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the above registration statement. We
will act on the request and, pursuant to delegated authority, grant acceleration of the
effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any
amendments for further review before submitting a request for acceleration. Please
provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn at (202) 551-3469 or Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Owen Pinkerton at (202) 551-3694 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht, Esq. *(via facsimile)*
        Buchanan Ingersoll & Rooney PC